THE MEMBERSHIP INTERESTS IN COMBAT FLIP FLOPS, LLC HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS AND MAY NOT BE SOLD, ASSIGNED, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS SUCH INTERESTS ARE FIRST REGISTERED PURSUANT TO ALL SUCH APPLICABLE LAWS OR UNLESS COUNSEL SATISFACTORY TO THE COMPANY SHALL HAVE RENDERED A SATISFACTORY OPINION THAT SUCH REGISTRATION IS NOT REQUIRED. THE SALE, ASSIGNMENT, TRANSFER OR OTHER DISPOSITION OF SUCH INTERESTS IS ALSO RESTRICTED BY THIS LIMITED LIABILITY COMPANY AGREEMENT, AS AMENDED.

AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF COMBAT FLIP FLOPS, LLC

(a Delaware limited liability company)

Dated as of March 15, 2016

AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
COMBAT FLIP FLOPS, LLC

TABLE OF CONTENTS

AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
COMBAT FLIP FLOPS, LLC

This Amended and Restated Limited Liability Company Agreement (this "***Agreement***") of Combat Flip Flops, LLC, a Delaware limited liability company (the "***Company***"), dated and effective as of ⟦March 15⟧, 2016 (the "***Effective Date***"), is by and among those persons and entities identified as the Members on Exhibit A, attached hereto (as amended from time to time).

PRELIMINARY STATEMENTS

A. The Company was converted pursuant to the provisions of the Delaware Limited Liability Company Act, 6 Del. C. § 18-101 et seq. (as the same may be amended from time to time, the "***Act***"), by filing the Certificate with the Secretary of State of the State of Delaware.

B. The Members agree that the membership in and management of the Company shall be governed by the terms set forth in this Agreement.

AGREEMENT

In consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members hereby agree to the following terms:

ARTICLE I
DEFINITIONS

1.1 **Definitions.** Capitalized terms used herein shall have the meaning given to such terms in Exhibit 1.1.

1.2 **Construction.**

(a) The words "hereof," "herein," "hereunder," and words of similar import, when used in this Agreement, will refer to this Agreement as a whole and not any particular provision of this Agreement.

(b) The terms defined in the singular will have a comparable meaning when used in the plural, and vice versa.

(c) The terms defined in the neuter or masculine gender will include the feminine, neuter and masculine genders, unless the context clearly indicates otherwise.

(d) Unless otherwise noted herein or the context otherwise requires, all references to articles and sections refer to Articles and Sections of this Agreement, and all references to exhibits are to exhibits attached hereto, each of which is made a part hereof for all purposes.

ARTICLE II
ORGANIZATION AND PURPOSE

2.1 Formation; Continuation. The Certificate of Conversion of the Company (the "*Certificate*") was executed, delivered and filed with the Delaware Secretary of State on February 5, 2016, which Certificate is hereby ratified and approved. The Manager, or an officer or Person designated by the Manager, is hereupon the designated "authorized person" of the Company and will continue as the designated "authorized person" of the Company within the meaning of the Act. Such Person will execute, deliver, and file any other certificates (and any amendments or restatements thereof) necessary for the Company to qualify to do business in any jurisdiction in which the Company may wish to conduct business.

2.2 Name. The name of the Company is "Combat Flip Flops, LLC", and all Company business must be conducted in that name or such other names that comply with applicable law as the Manager may select from time to time.

2.3 Registered Office; Registered Agent; Principal Office in the United States. The address of the registered office of the Company in the State of Delaware is 1675 South State Street, Suite B, Dover, Delaware, 19901. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware is Capitol Services, Inc., 1675 South State Street, Suite B, Dover, Delaware, 19901. The principal office of the Company shall be located at any other place the Manager selects.

2.4 Purpose. The Company is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, engaging in any lawful act or activity for which limited liability companies may be formed under the Act, and engaging in any and all activities necessary or incidental to the foregoing, as determined by the Manager in its sole discretion.

2.5 Term. The term of the Company commenced on the date the Certificate of was filed with the Secretary of State of the State of Delaware and shall continue in existence perpetually until the Company is dissolved in accordance with the provisions of this Agreement.

2.6 Powers. The Company shall have all powers and rights of a limited liability company organized under the Act, to the extent such powers and rights are not proscribed by the Certificate.

2.7 Foreign Qualification. Prior to the Company's conducting business in any jurisdiction other than the State of Delaware, to the extent required by law, the Manager will cause the Company to comply, to the extent procedures are available and those matters are reasonably within the control of the Manager, with all requirements necessary to qualify the Company as a foreign limited liability company in that jurisdiction.

ARTICLE III
MEMBERS; VOTING POWERS; MEETINGS

3.1 In General. The Members shall not be entitled to participate in the day-to-day affairs and management of the Company, but instead, the Members' right to vote on or otherwise

participate in matters relating to the Company shall be limited to those matters specifically delegated to the Members by the Manager or the express terms of the Act or the Certificate. Unless otherwise prohibited by the Act or the Certificate, with respect to any matter being voted on by the Members, the consent of a Majority-In-Interest of the Members shall be the act of the Members.

3.2   Action by Members. In exercising their rights as provided in this Agreement, the Members may act through resolutions adopted at meetings or by the written consent of a Majority-In-Interest of the Members.

3.3   Members' Meeting; Notice and Waiver. At any time and from time to time, the Manager may call a meeting of the Members; provided that, the Manager shall be under no obligation to call a Meeting of the Members. Written notice stating the place, day and hour of any meeting of the Members and the purpose or purposes for which the meeting is called shall be delivered to each Member (either personally by hand or via regular mail, unless the Act requires different notice) not less than ten (10) days or more than sixty (60) days before the date of any such meeting. When any notice of a meeting of the Members is required to be given, a waiver thereof in writing, signed by a Member entitled to such notice, whether given before, at, or after the time of the meeting as stated in such notice, shall be equivalent to the proper giving of such notice.

3.4   Conduct of Meetings. The chairman of any meeting of the Members shall determine the order of business and the procedure at the meeting, including regulation of the manner of voting and the conduct of discussion, and shall appoint a secretary of such meeting to take minutes thereof.

3.5   Participation by Telephone or Similar Communications. Members may participate and hold a meeting by means of conference telephone or similar communications equipment by means of which all Members participating can hear and be heard, and such participation shall constitute attendance and presence in person at such meeting.

3.6   Member's Quorum. A Majority-In-Interest of the Members (present, in person or represented by proxy) shall constitute a quorum at all meetings of the Members. Prompt notice of the taking of any action at a meeting at which less than all of the Units entitled to vote were present shall be given to those Members entitled to vote on the matter who were not present.

ARTICLE IV
CAPITAL; CAPITAL CONTRIBUTIONS

4.1   Capital Contributions; Membership Interests. The Members have made a Capital Contribution to the Company in the amount set forth in the books and records of the Company. A Member's ownership interest in the Company shall be represented by the Units held by such Member. Such Units are subject to adjustment pursuant to the terms of this Agreement, and each Member hereby agrees that its Units shall, for all purposes, be personal property. A Member has no ownership interest in specific Company property. Founders hereby contribute and hereby cause (or covenant to cause) any affiliate controlled by them to contribute on their behalf to the Company all of the Assets used or held for use in connection with the business of creating, developing, manufacturing and marketing apparel, and for further sake of clarity, specifically including but not limited to, Combat Flip Flops and accessories (the "*Business*"). The *Assets* include: (a) all tangible and personal property, including servers, computer equipment, media and other hardware of Founders, or any affiliate of theirs used in the operation of the Business; (b) all tangible and intangible technology related to the Business, including all know-how, software (in both source and object code), application programming interfaces, algorithms, databases, data collections, protocols, data structures, applications, command structures, development tools, inventions (whether patentable or not), files, records, customer lists, documentation, works, data, Internet addresses, uniform resource locators, sites (and all content contained therein), and any other technology; (c) all intellectual property and embodiments thereof related to the Business, including all patents, utility, models, industrial designs, copyrights, copyrightable subject matter; database rights; mask works rights; trade secrets and other confidential business information, product names, trademarks, trade names, logos, slogans, domain names and service marks together with all goodwill related to the foregoing and any other intellectual property right recognized or protectable by any jurisdiction in the world and all registrations and applications for any of the foregoing; (d) all prepaid expenses and deposits of Founders, or any affiliate of theirs related to the Business; and (e) all rights to income of Founders, or any affiliate of theirs related to the Business. The Assets are hereby directly contributed, conveyed, transferred, assigned and delivered to the Company, free and clear of all liens, encumbrances, claims, charges, options, security interests, pledges, rights of first refusal, or other title retention agreement or other restrictions of any kind whatsoever. For federal tax purposes, and for purposes of maintaining the Members' Capital Accounts, the fair market value of the Assets together with the value of the other assets of the Company as of the date of contribution to the Company shall be $900,000.00. Founders each hereby covenant to take any and all further actions necessary or appropriate to effect the contribution described herein. The Units of each Member are listed in Exhibit A, which is made part of this Agreement.

4.2 **Units**. The statement of the designations and the rights, powers and privileges, and the qualifications, limitations or restrictions thereof, in respect of each class of Membership Interest of the Company is attached hereto as Exhibit 4.2.

4.3 **Additional Offerings of Units**. The Manager shall have the authority to issue additional Units in the form of New Equity Securities upon such terms and conditions (including, without limitation, voting rights and provisions for repayment of Capital Contributions) as are determined by the Manager in its sole discretion, subject to any contractual obligations the Company may have regarding consent to do so. As a condition of being admitted to the Company, each additional member shall execute a counterpart signature page to this Agreement, agreeing to be bound by the terms and conditions hereof.

4.4 **Status of Capital Contribution**. Except as otherwise specifically provided for in this Agreement: (a) no Member shall receive any interest salary or drawing with respect to its Capital Contribution(s), nor shall any Members be allowed to withdraw or have refunded any Capital Contribution; and (b) no Member shall have any personal liability for the repayment of any Capital Contribution of any other Member.

4.5 **Capital Accounts**.

(a)   An individual capital account ("*Capital Account*") shall be maintained for each of the Members in accordance with Section 704 of the Code and the Treasury Regulations thereunder with such adjustments as may be required thereby. Without limiting the generality of the foregoing, a Member's Capital Account will generally be computed as follows:

(i)   increased by (A) the amount of money contributed by the Member to the Company (including the amount of any Company liabilities that are assumed by such Member other than in connection with distribution of Company property); (B) the fair market value of the property contributed by the Member to the Company (net of liabilities secured by such contributed property that the Company is considered to assume or take subject to under Section 752 of the Code); and (C) allocations to the Member of Net Profits and gain (or items thereof); and

(ii)   decreased by (A) the amount of money distributed from the Company to the Member (including the amount of such Member's individual liabilities that are assumed by the Company other than in connection with the contribution of property to the Company); (B) the fair market value of the property distributed to the Member by the Company (net of liabilities secured by such distributed property that such Member is considered to assume or take subject to under Section 752 of the Code); (C) allocations to the Member of expenditures of the Company not deductible in computing its taxable income and not properly chargeable to Capital Account; and (D) allocations to the Member of Net Losses and deduction (or items thereof).

(b)   It is intended that the Capital Accounts of all Members shall be maintained in compliance with the provisions of Treasury Regulations Section 1.704-1(b), and all provisions of this Agreement relating to the maintenance of Capital Accounts shall be interpreted and applied in a manner consistent with that Treasury Regulation.

4.6   Sale or Exchange of Units. In the event of a permitted Transfer of Units in accordance with Article IX, the Capital Account of the transferor shall become the Capital Account of the transferee in proportion to the percentage of the transferor's Units actually Transferred.


ARTICLE V
ALLOCATIONS; DISTRIBUTIONS; WITHHOLDING


5.1   Allocations.

(a)   In General. After giving effect to the special allocations made pursuant to Section 5.1(b), Net Profits and Net Losses for a taxable period shall be allocated to the Members in a manner that shall cause the Capital Account of each Member to equal, as nearly as possible, (i) the amount such Member would receive if all assets of the Company on hand at the end of such taxable period were sold for cash equal to their Carrying Values, all liabilities of the Company were satisfied in cash in accordance with their terms (limited in the case of non-recourse liabilities to the Carrying Value of the property securing such liabilities), all Restricted Units for which an election under Section 83(b) of the Code has been made became fully vested Units, and all remaining cash were distributed to the Members under Section 5.2, minus (ii) such Member's share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain, computed immediately prior to the hypothetical sale of assets.

(b)   Regulatory Allocations.

(i)   *Company Minimum Gain Chargeback.* If there is a net decrease in Company Minimum Gain during any taxable year, the "minimum gain chargeback" described in Treasury Regulations Section 1.704-2(f) and Treasury Regulations Section 1.704-2(g) shall apply.

(ii)   *Member Nonrecourse Debt Minimum Gain Chargeback.* If there is a net decrease in Member Nonrecourse Debt Minimum Gain during any taxable year, the "partner minimum gain chargeback" described in Treasury Regulations Section 1.704-2(i)(4) shall apply.

(iii)   *Qualified Income Offset.* This Section 5.1(b)(iii) incorporates the "qualified income offset" set forth in Treasury Regulations Section 1.704-1(b)(2)(ii)(*d*) as if those provisions were fully set forth in this Section 5.1(b)(iii).

(iv)   *Nonrecourse Deductions.* Nonrecourse Deductions for any taxable year shall be allocated to the Members in accordance with their percentage of Units (other than Restricted Units) held relative to other Members.

(v)   *Member Nonrecourse Deductions.* Member Nonrecourse Deductions for any taxable year shall be specially allocated to the Members who bear the economic risk of loss for the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable, as provided in Treasury Regulations Section 1.704-2(i)(1).

(vi)   *Section 754 Adjustment.* To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Sections 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(*m*)(2) or 1.704-1(b)(2)(iv)(*m*)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of its interest in the Company, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Members in accordance with their interests in the Company in the event that Treasury Regulations Section 1.704-1(b)(2)(iv)(*m*)(2) applies, or to the Member to which such distribution was made in the event that Treasury Regulations Section 1.704-1(b)(2)(iv)(*m*)(4) applies.

(c)   Tax Allocations.

(i)   In the case of any Company asset the Carrying Value of which differs from its adjusted tax basis for United States federal income tax purposes, income, gain, loss and deduction with respect to such asset shall be allocated for United States federal income tax purposes, as reasonably determined by the Manager, in accordance with the principles of Sections 704(b) and (c) of the Code so as to take account of the difference between Carrying Value and adjusted basis of such asset.

(ii) Except as set forth in this Section 5.1(c), the income, gains, losses and deductions of the Company shall be allocated for federal, state and local income tax purposes among the Members in accordance with the allocation of such income, gains, losses and deductions among the Members for purposes of computing their Capital Accounts; except that if any such allocation is not permitted by the Code or other applicable law, then the Company's subsequent income, gains, losses and deductions for tax purposes shall be allocated among the Members so as to reflect as nearly as possible the allocation set forth herein in computing their Capital Accounts.

(iii) In any cases in which it is necessary to determine the Net Profits, Net Losses or any other items allocable to any period, Net Profits, Net Losses and any such other items shall be determined on a daily, monthly, or other basis, as determined by the Manager using any permissible method under Code Section 706 and the Treasury Regulations thereunder in good faith.

(iv) The Company shall allocate all "excess nonrecourse liabilities" within the meaning of Treasury Regulations Section 1.752-3(a)(3) to the Members pro rata in proportion to their percentage of Units (other than Restricted Units) held relative to other Members.

(v) Allocations pursuant to this Section 5.1(c) are solely for the purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Net Profits, Net Losses, distributions or other Company items pursuant to any provision of this Agreement.

(vi) The Members acknowledge and are aware of the income tax consequences of the allocations made pursuant to this Article V and, except as may otherwise be required by applicable law or regulatory requirements, hereby agree to be bound by the provisions of this Article V in reporting their shares of Company income, gain, loss, deduction and credit for federal, state and local income tax purposes.

5.2 **Distributions**.

(a) All distributions of Available Cash or other property (except upon the Company's dissolution, which shall be governed by the applicable provisions of the Act and this Agreement) shall be made to the Members at the times and in the amounts as determined by the Manager in its sole discretion. All distributions shall be made to the Members, pro rata, in accordance with their percentage of Units (other than Restricted Units) held relative to other Members, provided that Restricted Units shall be entitled to distributions only after they have fully vested.

(b) Notwithstanding the foregoing, to the extent the Company has Available Cash, the Manager may cause the Company to distribute to the Members an amount of cash sufficient to permit the Members to satisfy their federal income tax obligations with respect to income allocated to the Members during a taxable period. The amount of a distribution pursuant to this Section 5.2(b) to a Member for a taxable period shall equal (i) the amount of income allocated to such Member by the Company during such taxable period, reduced by any losses previously allocated to such Member by the Company, multiplied by (ii) the highest marginal federal income tax rate applicable to individuals during such taxable period (taking into account the character of the income so allocated). Any such distribution shall be made pro rata to the Members in proportion to the amount of taxable income allocated to the Members during such taxable period. Distributions pursuant to this Section 5.2(b) shall be treated as an advance of distributions pursuant to Section 5.2(a), and future distributions to a Member pursuant to Section 5.2(a) shall be offset by prior distributions to such Member under this Section 5.2(b).

(c)   Notwithstanding any other provision of this Agreement, no distribution shall be made if such distribution would violate any contract or agreement to which the Company is then a party or any law, rule, regulation, order or directive of any governmental authority then applicable to the Company.

5.3   Withholding.

(a)   The Company may be required to withhold a certain portion of the taxable income and gain, if any, allocated or distributed to a Member unless such Member provides documentation confirming that such Member is not subject to withholding, or is subject to a reduced rate of withholding. Each Member is urged to consult with a tax advisor concerning the application of the United States withholding rules to such Member.

(b)   All amounts withheld or required to be withheld pursuant to the Code or any provision of any federal, state, local or foreign tax law with respect to any payment, distribution or allocation to the Company or the Members and treated by the Code (whether or not withheld pursuant to the Code) or any such tax law as amounts payable by or in respect of any Member shall be treated as amounts distributed to the Member with respect to whom such amount was withheld pursuant to this Article V for all purposes under this Agreement. The Company is authorized to withhold from distributions, or with respect to allocations, to the Members and to pay over to any federal, state, local or foreign government any amounts required to be so withheld pursuant to the Code or any provisions of any other federal, state, local or foreign law, and shall allocate such amounts to the Members with respect to which such amount was withheld.

ARTICLE VI
MANAGEMENT

6.1   Manager.

The business of the Company shall be managed by a Manager. The Manager shall be a group of individuals who collectively act as the Manager of the Company (the "***Board***") which entity is hereby designated as a "manager" within the meaning of Section 18-101(10) of the Act. The Board shall initially have only five members (each, a "***Director***"), though the number of Directors may be increased from time to time by the affirmative vote of the Majority-In-Interest of the Members, and Exhibit 6.1 shall be updated from time to time to reflect any such changes. Other than the right of holders of the Series Seed Preferred Units to appoint Directors in accordance with the terms of any contractual agreement with the Company, if any, the Directors shall be appointed by the Majority-In-Interest of the Members. The initial Directors of the Board are listed on Exhibit 6.1 hereto.

6.2   Power and Authority to Manage. Except as expressly prohibited in the Act, the Certificate, or this Agreement (and subject to any consent or other rights contained in any terms of any contractual agreement with the Company), the right to manage, control, and conduct the business and affairs of the Company and to take any and all actions on behalf of the Company shall be vested completely and exclusively in the Manager (who may delegate such authority to one or more officers appointed pursuant to Section 6.4 below), and no Member, in its capacity as member, shall have any part in the management of the Company or any authority to act on the behalf of or bind the Company in connection with any matter. Regular meetings of the Board are not required but may be held at such time and place as the Board deems necessary or desirable for the reasonable management of the Company. Meetings may take place in person, by conference telephone or by any other means permitted under Delaware law. In addition, actions may be taken without a meeting if all appointed members of the Board sign a written consent reflecting the action taken.

6.3   Specific Powers and Duties of the Manager. Subject to any contractual obligations of the Company, the powers and duties of the Board shall include, but shall not be limited to:

(a)   the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness and the incurring of any other obligations and the securing of same by mortgage, deed of trust or other lien or encumbrance;

(b)   the making of tax, regulatory and other filings or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Company;

(c)   the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Company or the merger or other combination of the Company with or into another Person;

(d)   the use of the assets of the Company (including, without limitation, the financing of the conduct of the operations of the Company, and the repayment of obligations of the Company);

(e)   the negotiation, execution and performance of any contracts, conveyances or other instruments (including, without limitation, instruments that limit the liability of the Company under contractual arrangement to all or particular assets of the Company, with the other party to the contract to have no recourse against the Members or their assets other than their interests in the Company, even if same results in the terms of the transaction being less favorable to the Company than would otherwise be the case); and

(f)   the opening of bank accounts or the appointment of agents to open such bank accounts and the designation of signatories with respect thereto as deemed necessary and desirable for the conduct of the business of the Company.

6.4   Actions by the Manager / Officers. In managing the business and affairs of the Company and exercising its powers, the Board may act through resolutions adopted at meetings and in written consents. The Board is authorized to appoint one or more officers from time to time. The officers shall hold office until their successors are chosen and qualified. Subject to any employment agreement entered into between the officer and the Company, an officer shall serve at the pleasure of the Board. The current officers of the Company are listed on Exhibit 6.4. Exhibit 6.4 shall be updated from time to time to reflect any such changes effected by the Board.

6.5   Removal; Resignation. A Director may be removed, with or without cause, by a Majority-In-Interest of the Members. Any Director may resign at any time; provided that, such resignation will be made in writing and will take effect at the time specified therein, or if no time is specified, at the time of its receipt by the Company. The acceptance of a resignation by the Board will not be necessary to make it effective, unless expressly so provided in the resignation.

6.6   No Duty to Consult. Except as otherwise provided in this Agreement, the Board shall have no duty or obligation to consult with or seek the advice of the Members.

6.7   Reliance by Other Persons. Any Person dealing with the Company, other than a Member, may rely on the authority of the Board in taking any action in the name of the Company.

6.8   Compensation and Fees. The Board will not be entitled to receive any compensation for its services unless approved by a Majority-In-Interest of the Members.

6.9   Reimbursement. All expenses incurred with respect to the organization, operation and management of the Company shall be borne by the Company.

6.10   Indemnification.

(a)   To the fullest extent permitted under applicable law, no Member, Manager, Director or officer of the Company (each, a "*Covered Person*") is liable to the Company or to any of the Members for any losses, claims, damages or liabilities arising (i) by reason of being or having been a Covered Person, or (ii) from any act or omission performed or omitted by the Covered Person in connection with this Agreement or the Company's business or affairs (including any error in judgment in making any investment decisions), including losses due to the negligence of brokers or other agents of the Company, except for any losses, claims, damages or liabilities primarily attributable to such Covered Person's willful misconduct, recklessness, or gross negligence, as finally determined by a court of competent jurisdiction, or as otherwise required by law. Neither the Board nor the Directors are personally liable to any Member for the repayment of any positive balance in such Member's Capital Account or for contributions by such Member to the capital of the Company or by reason of any change in the federal or state income tax laws applicable to the Company or its investors.

(b)   The Company must, to the fullest extent permitted by applicable law, indemnify and hold harmless each Covered Person against any losses, claims, damages, liabilities, costs or expenses (including legal fees, judgments and amounts paid in settlement) to which such Covered Person may become subject (i) by reason of being or having been a Covered Person, or (ii) in connection with any matter arising out of or in connection with this Agreement or the Company's business or affairs, unless (A) a court of competent jurisdiction, in a judgment that has become final and that is no longer subject to appeal or review, determines that any such loss, claim, damage, liability, cost or expense is primarily attributable to such Covered Person's willful misconduct, recklessness, or gross negligence, or (B) it is determined in accordance with the Act that such Covered Person did not act in good faith and did not reasonably believe that the Covered Person's conduct was, in the case of the Board (in its capacity as a manager of the Company), in the Company's best interests or, in all other cases, at least not opposed to the Company's best interests. The right to indemnification granted by this Section 6.10(b) is in addition to any rights to which the Covered Person may otherwise be entitled and inures to the benefit of the successors or assigns of such Covered Person.

(c) If any Covered Person becomes involved in any capacity in any action, proceeding or investigation in connection with any matter arising out of or in connection with this Agreement or the Company's business or affairs, the Company must pay (as they are incurred) the Covered Person's legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith after the Company receives (i) a written affirmation by the Covered Person of the Covered Person's good faith belief that it has met the standard of conduct necessary for indemnification under Section 6.10(b), and (ii) a written undertaking by or on behalf of the Covered Person to repay to the Company the amount of any such expenses paid to the extent that it is ultimately determined that such Covered Person is not entitled to be indemnified by the Company in connection with such action, proceeding or investigation as provided in the exceptions contained in the first sentence of Section 6.10(b) or under applicable law.

(d) Any indemnification of or advancement of expenses to a Covered Person will be reported in writing to the Members not later than six (6) months after the date that the indemnification or advancement of expenses occurs. If for any reason (other than the willful misconduct, recklessness, or gross negligence of such Covered Person) the foregoing indemnification is unavailable to such Covered Person, or insufficient to hold it harmless, then the Company must, to the fullest extent permitted by applicable law, contribute to the amount paid or payable by such Covered Person as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative benefits received by the Company, on the one hand, and the Covered Person on the other hand or, if such allocation is not permitted by applicable law, to reflect not only the relative benefits referred to above but also any other relevant equitable considerations.

(e) In any suit brought to enforce a right to indemnification or to recover an advancement of expenses, the burden of proving that the Covered Person or other Person claiming a right to indemnification is not entitled to be indemnified, or to an advancement of expenses, hereunder is on the Company (or any Member acting derivatively or otherwise on behalf of the Company or the Members). No Covered Person may satisfy any right of indemnity or advancement of expenses granted in Section 6.10(b) or to which it may be otherwise entitled except out of the assets of the Company, and no Member is personally liable with respect to any such claim for indemnity or advancement of expenses. The Board, in its sole discretion, may obtain appropriate insurance on behalf of the Company to secure the Company's obligations hereunder.

ARTICLE VII
REPRESENTATIONS, WARRANTIES AND COVENANTS

    7.1   **Generally.** Each Member represents, warrants, and covenants to the other Members and the Company that on and after the date such Member executes this Agreement (all of which will survive the termination of the Company):

    (a)   such Member has the full power, authority and legal right to engage in all the transactions contemplated by this Agreement;

    (b)   neither the execution nor delivery of this Agreement will conflict with or result in a breach of any of the provisions of any judgment, order, writ, injunction or decree of any court, administrative agency or other governmental authority, or of any agreement or other instrument to which such Member or any of its Affiliates is a party or by which any of them is bound, or constitute a default under any thereof, or, to such Member's knowledge, conflict with or result in a breach of any applicable law, rule or regulation of any such governmental authority, or result in the creation or imposition of any lien, charge or encumbrance upon any property of such Member or any of its Affiliates;

    (c)   no consent, approval or other authorization of or by any court, administrative agency or other governmental authority or any other entity is required in connection with the execution, delivery or compliance with the provisions, of this Agreement by such Member that has not been delivered to the other Members; and

    (d)   such Member qualifies as an "accredited investor" as defined in Regulation D under the Securities Act.

    7.2   **Investment Representation.** Each Member, represents, warrants and covenants that it is acquiring its Membership Interest solely for its own account for the purpose of investment only and not with a view to resale or distribution of all or any part thereof, nor with the intent of selling or otherwise distributing Units at any particular time or upon the occurrence or non-occurrence of any predetermined event. Each Member further represents that by reason of its knowledge and experience in financial and business matters, it is capable of evaluating the risks in the Company. Each Member understands that (a) it must bear the economic risk entailed in purchasing Units, (b) the Units have not been registered under the Securities Act or qualified under the securities laws of any State, and (c) the Units may not be sold unless they are registered under the Securities Act and qualified under the securities laws of any State (neither of which, in all likelihood, the Company will do) or an exemption from such registration and qualification is available (which may not be the case) and are further subject to the restrictions on transfer set forth in this Agreement.

    7.3   **Anti-Money Laundering Regulations.** Each Member hereby acknowledges that it is the Company's intent is to comply with all applicable federal, state and local laws designed to combat money laundering and similar illegal activities, including the provisions of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (*"PATRIOT Act"*). In furtherance of such efforts, each Member hereby represents, covenants, and agrees that, to the best of such Member's knowledge based on reasonable investigation:

(a)   none of such Member's Capital Contributions (whether payable in cash or otherwise) shall be derived from money laundering or similar activities deemed illegal under federal laws and regulations;

(b)   to the extent within such Member's control, none of such Member's Capital Contributions will cause the Company or any of its personnel to be in violation of federal anti-money laundering laws, including without limitation the Bank Secrecy Act (31 U.S.C. 5311 et seq.), the United States Money Laundering Control Act of 1986 or the International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001, and any regulations promulgated thereunder; and

(c)   when requested by the Manager, such Member will provide any and all additional information deemed reasonably necessary to ensure compliance with all applicable laws and regulations concerning money laundering and similar activities.

ARTICLE VIII
RECORDS, REPORTS, COMPANY ACCOUNTING.

8.1   Books and Records. Any Member, in person or by attorney or other agent, shall, upon written demand, under oath stating the purpose thereof, have the right, at such Member's sole cost and expense, during the normal business hours of the Company, to inspect for any proper purpose (and to make copies and extracts therefrom):

(a)   true and correct copies of the unaudited financial statements of the Company (for the prior three (3) years), including (i) a balance sheet as of the end of such fiscal year, and (ii) a statement of profit and loss for such fiscal year;

(b)   promptly after becoming available, a copy of the Company's federal, state and local income tax returns for each year;

(c)   a current list of the name and last known business, residence or mailing address of each Member and the Manager;

(d)   a copy of this Agreement and the Certificate (including all amendments thereto), together with executed copies of any written powers of attorney pursuant to which this Agreement and the Certificate have been executed; and

(e)   true and full information regarding (i) the amount of cash and a description and statement of the agreed value of any other property or services contributed or to-be contributed by each Member, and (ii) the date on which each Member became a member of the Company;

provided that, for purposes of this Section 8.1, the term "under oath" means a statement or statements the declarant affirms to be true under penalty of perjury under the laws of the United States or any state. Notwithstanding the foregoing, the Company shall not be obligated to provide to any Member any document or information that is covered or protected by any: (x) attorney-client privilege or work-product doctrine; (y) applicable law, including without limitation the Americans with Disabilities Act; or (z) applicable agreements, including without limitation any agreements between the Company and any third parties concerning confidentiality and non-disclosure of information.

8.2   Financial and Operating Statements and Tax Returns. Within ninety (90) days after the close of each fiscal year of the Company, the Manager shall use commercially reasonable efforts to:

(a)   cause to be delivered to each Member a statement setting forth such Member's allocable share of all tax items of the Company for such year, and all such other information as may be required to enable each Member to prepare its federal, state and local income tax returns in accordance with all then applicable laws, rules and regulations;

(b)   cause to be delivered to each Member unaudited financial statements of the Company for such fiscal year, including (i) a balance sheet as of the end of such fiscal year, and (ii) a statement of profit and loss for such fiscal year; and

(c)   cause to be prepared and filed all federal, state and local income tax returns required of the Company for each fiscal year.

8.3   Banking. The funds of the Company shall be kept in one or more separate bank accounts in the name of the Company in such banks or other federally insured depositories as may be designated by the Manager, or shall otherwise be invested in the name of the Company in such manner and upon such terms and conditions as may be designated by the Manager. All withdrawals from any such bank accounts or investments established by the Manager hereunder shall be made on such signature or signatures as may be authorized from time to time by the Manager. Any account opened by the Manager for the Company shall not be commingled with other funds of the Manager or interested persons.

8.4 ╵   Tax Matters.

(a)   The Members designate Matthew Griffin as the *"Tax Matters Member"* of the Company pursuant to Section 6231(a)(7) of the Code.

(b)   The Tax Matters Member shall have the authority to extend the statute of limitations for assessment of tax deficiencies against the Members with respect to adjustments to the Company's federal, state, local or foreign tax returns, and to the extent provided in Sections 6221 through 6231 of the Code, to represent the Company and the Members before taxing authorities or courts of competent jurisdiction in tax matters affecting the Company and the Members in their capacities as members, and to file any tax returns and execute any agreements or other documents relating to or affecting such tax matters, including agreements or other documents that bind the Members with respect to such tax matters or otherwise affect the rights of the Company and the Members; provided that, to the extent any such extension, agreement, election or document might have a material effect on any Member, such Member must consent in writing to such extension, agreement, election or document and the Tax Matters Member must reasonably consult with such Member in any discussions or negotiations associated with such agreement or document; and provided further that the Tax Matters Member shall not bind any Member to a settlement agreement without the written consent of such Member. Each Member agrees to cooperate with the Manager and the Tax Matters Member and to do or refrain from doing any or all things reasonably required by the Manager and the Tax Matters Member to conduct such proceedings.

(c)   The Tax Matters Member shall keep each Member informed of all administrative and judicial proceedings, as required by Section 6223(g) of the Code, and shall furnish each Member who so requests in writing a copy of each notice or other communication received by the Tax Matters Member. If any Member intends to file a notice of inconsistent treatment under Section 6222(b) of the Code, such Member shall, prior to the filing of such notice, provide notice to the Tax Matters Member of such intent and the manner in which the Member's intended treatment of the Company item is (or may be) inconsistent with the treatment of that item by the Company.

(d)   The Members intend for the Company to be classified as a partnership for federal income tax purposes, and neither the Company nor any Member shall make any election to the contrary or take any action that would cause the Company to be classified as a corporation. The Tax Matters Member shall cause the Company to make such other tax elections as it shall deem to be in the best interests of the Company and the Members.

ARTICLE IX
TRANSFERS; ASSIGNMENT; RESIGNATION

9.1   <u>Transfers and Assignments</u>.

(a)   Each Member hereby covenants and agrees that it will not, directly or indirectly, sell, assign, transfer, mortgage, pledge, encumber, hypothecate or otherwise dispose (collectively, "*Transfer*") of all or any Units to any Person without the consent of the Manager, which consent shall not be unreasonably withheld; provided that, the Manager shall be entitled to condition its consent upon the receipt of such documents and other information regarding the proposed transferee as may be reasonably requested by the Manager. Any Transfer or attempted Transfer of Units in violation of this Agreement shall be null and void. Notwithstanding the foregoing, a Member may assign Units to an Estate Planning Entity or Affiliate without the consent of the Manager as long as such Transfer does not result in material additional legal, tax or regulatory burdens on the Company or its Members. Additionally, assuming all proper consents have been obtained, the Company may issue new Units to new members. A Person that acquires Shares in accordance with this section shall be admitted as a Member of the Company after the person has agreed to be bound by the terms of this Agreement by executing a consent in the form of <u>Exhibit 9.1</u>.

(b)   Notwithstanding any provision to the contrary contained in this Agreement, a Unit, in whole or in part, or any rights to distributions therefrom, shall not be Transferred if, as a result thereof, in the opinion of counsel for the Company: (i) the Company would be classified as a corporation for federal income tax purposes; or (ii) such action would result in a violation of federal or state laws, including, without limitation, any applicable securities laws.

9.2   <u>Drag-Along Rights</u>.

(a)   *Participation.* At any time prior to the consummation of a Qualified Public Offering, and subject to the terms and conditions specified in <u>Section 9.1</u>, if (i) one or more

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Members holding no less than a majority of all the Units and (ii) the Requisite Holders (such Member or Members, the "***Dragging Member***") proposes to consummate, in one transaction or a series of related transactions, a Change of Control (a "***Drag-along Sale***"), the Dragging Member shall have the right, after delivering the Drag-along Notice in accordance with Section 9.2(c) and subject to compliance with Section 9.2(d), to require that each other Member (each, a "***Drag-along Member***") participate in such sale in the manner set forth in Section 9.2(b).

(b)   *Sale of Units*. Subject to compliance with Section 9.2(d):

(i)   If the Drag-along Sale is structured as a sale resulting in a majority of the Units on a Fully Diluted Basis being held by a Third Party Purchaser, then each Drag-along Member shall sell, with respect to each class or series of Units proposed by the Dragging Member to be included in the Drag-along Sale, the number of Units and/or Unit Equivalents equal to the product obtained by multiplying (i) the number of Units on a Fully Diluted Basis held by such Drag-along Member by (ii) a fraction (x) the numerator of which is equal to the number of Units on a Fully Diluted Basis that the Dragging Member proposes to sell in the Drag-along Sale, and (y) the denominator of which is equal to the number of Units on a Fully Diluted Basis held by the Dragging Member at such time; and

(ii)   If the Drag-along Sale is structured as a sale of all or substantially all of the consolidated assets of the Company or as a merger, consolidation, recapitalization, or reorganization of the Company, or other transaction requiring the consent or approval of the Members, then notwithstanding anything to the contrary in this Agreement, each Drag-along Member shall vote in favor of the transaction and otherwise consent to and raise no objection to such transaction, and shall take all actions to waive any dissenters', appraisal or other similar rights that it may have in connection with such transaction.

(c)   *Sale Notice*. The Dragging Member shall exercise its rights pursuant to this Section 9.2 by delivering a written notice (the "***Drag-along Notice***") to the Company and each Drag-along Member no more than fifteen (15) days after the execution and delivery by all of the parties thereto of the definitive agreement entered into with respect to the Drag-along Sale and, in any event, no later than thirty (30) days prior to the closing date of such Drag-along Sale. The Drag-along Notice shall make reference to the Dragging Members' rights and obligations hereunder and shall describe in reasonable detail:

(i)   The name of the person or entity to whom the Units are proposed to be sold;

(ii)   The proposed date, time and location of the closing of the sale;

(iii)   The amount of Units to be sold by the Dragging Member, the proposed amount of consideration for the Drag-along Sale and the other material terms and conditions of the Drag-along Sale; and

(iv)   A copy of any form of agreement proposed to be executed in connection therewith.

(d)   *Conditions of Sale.* The obligations of the Drag-along Members in respect of a Drag-along Sale under this Section 9.2 are subject to the satisfaction of the following conditions:

(i)   The consideration to be received by each Drag-along Member shall be the same form and amount of consideration to be received by the Dragging Member, and the terms and conditions of such sale shall, except as otherwise provided in Section 9.2(d)(iii), be the same as those upon which the Dragging Member sells its Units;

(ii)   If the Dragging Member or any Drag-along Member is given an option as to the form and amount of consideration to be received, the same option shall be given to all Drag-along Members; and

(iii)   Each Drag-along Member shall execute the applicable purchase agreement, if applicable, and make or provide the same representations, warranties, covenants, indemnities and agreements as the Dragging Member makes or provides in connection with the Drag-along Sale; provided, that each Drag-along Member shall only be obligated to make individual representations and warranties with respect to its title to and ownership of the Units, authorization, execution and delivery of relevant documents, enforceability of such documents against the Drag-along Member, and other matters relating to such Drag-along Member, but not with respect to any of the foregoing with respect to any other Members or their Units; provided, further, that all representations, warranties, covenants and indemnities shall be made by the Dragging Member and each Drag-along Member severally and not jointly and any indemnification obligation shall be pro rata based on the consideration received by the Dragging Member and each Drag-along Member, in each case in an amount not to exceed the aggregate proceeds received by the Dragging Member and each such Drag-along Member in connection with the Drag-along Sale.

(e)   *Cooperation.* Each Drag-along Member shall take all actions as may be reasonably necessary to consummate the Drag-along Sale, including, without limitation, entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into and the certificates being delivered by the Dragging Member, but subject to Section 9.2(d)(iii).

(f)   *Expenses.* The fees and expenses of the Dragging Member incurred in connection with a Drag-along Sale and for the benefit of all Drag-along Members (it being understood that costs incurred by or on behalf of a Dragging Member for its sole benefit will not be considered to be for the benefit of all Drag-along Members), to the extent not paid or reimbursed by the Company or the Third Party Purchaser, shall be shared by the Dragging Member and all the Drag-along Members on a pro rata basis, based on the consideration received by each such Member; provided, that no Drag-along Member shall be obligated to make any out-of-pocket expenditure prior to the consummation of the Drag-along Sale.

9.3   Resignation; Withdrawal. Subject to Section 9.1 and Section 9.4, no Member shall be entitled to resign, retire or withdraw from being a Member of the Company without the consent of the Manager, which consent may be given or withheld in the Manager's sole and absolute discretion. If a Member has Transferred all of its Membership Interest to one or more assignees in accordance with Section 9.1, then such Member shall withdraw from the Company if and when such assignees are admitted as Members in accordance with this Agreement.

9.4 **Death or Disability Event**. Notwithstanding any provision to the contrary contained in this Agreement, in the event of the death of, or a Disability Event pertaining to, a Member (the "*Affected Member*"), the Manager shall use commercially reasonable efforts to transfer and assign the Membership Interest of such Affected Member to its estate, Estate Planning Entity, successors, or assigns (as applicable) within sixty (60) days after the occurrence of any such event.

ARTICLE X
DISSOLUTION AND TERMINATION

10.1 **Events of Dissolution**. The Company shall be dissolved upon the first to occur of the following:

(a) Any event that under the Act or the Certificate requires dissolution of the Company; provided that, the death, resignation, retirement, expulsion, bankruptcy, or dissolution of a Member or occurrence of any other event that terminates the continued membership of a Member in the Company shall not cause the dissolution of the Company;

(b) The consent of the Manager to dissolve and wind-up the Company; or

(c) The entry of a decree of judicial dissolution of the Company as provided in the Act.

10.2 **Liquidation**. Upon the dissolution or liquidation of the Company, the Company shall wind up its affairs and distribute its assets in accordance with the Act by either or a combination of both of the following methods, as the Manager shall reasonably determine:

(a) Selling the Company's assets and, after the payment of Company liabilities, distributing the net proceeds therefrom to the Members pursuant to Section 10.4 in satisfaction of their Membership Interests; or

(b) Distributing the Company's assets to the Members in-kind with each Member accepting an undivided interest in the Company's assets, subject to its liabilities, in satisfaction of its Membership Interest. In the event of a distribution in liquidation of the Company's property in kind, the fair market value of such property shall be determined by a qualified and disinterested appraiser, selected by the Manager (or the Person(s) carrying out the liquidation), and each Member shall receive an undivided interest in such property equal to the portion of the proceeds to which he would be entitled under the immediately preceding subsection if such property were sold at such fair market value.

A merger, acquisition or sale of all or substantially all of the Company's assets, after which transaction the Members of the Company prior to such event do not own a majority of the outstanding interests of the surviving entity will be deemed a liquidation for purposes of distributions pursuant to the Act.

10.3   Orderly Liquidation. A reasonable time as determined by the Manager (not to exceed eighteen (18) months) shall be allowed for the orderly liquidation of the assets of the Company and the discharge of liabilities to the creditors so as to minimize any losses attendant upon dissolution.

10.4   Liquidating Distributions. Upon liquidation, the Company's assets (including any Available Cash) shall be distributed in the following order and in accordance with the following priorities:

(a)   First, to the payment of the debts and liabilities of the Company and the expenses of liquidation, including a sales commission to the selling agent, if any; then

(b)   Second, to the setting up of any reserves for any contingent or unforeseen liabilities or obligations of the Company, as deemed reasonably necessary by the Manager (or the Person(s) carrying out the liquidation). At the expiration of such period as shall be deemed advisable by the Manager (or the Person(s) carrying out the liquidation), but in no event to exceed eighteen (18) months, the Company shall distribute the balance thereof in the manner provided in the preceding subsection; then

(c)   Third, to all Members in the manner set forth in Section 5.2.

10.5   Taxable Gain or Loss. Taxable income, gain and loss from the sale or distribution of Company property incurred upon or during liquidation and termination of the Company shall be allocated to the Members as provided in Section 5.1 of this Agreement.

10.6   No Recourse Against Members. Except as provided by applicable law, upon dissolution, each Member shall look solely to the assets of the Company for the return of such Member's Capital Contribution. If the Company property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the Capital Contribution of each Member, such Member shall have no recourse against any other Member.


ARTICLE XI
MISCELLANEOUS PROVISIONS


11.1   Notices. Whenever, under the provisions of the Act or other law, the Certificate or this Agreement, notice is required to be given to any Person, it shall not be construed to mean exclusively personal notice unless otherwise specifically provided, but such notice may be given in writing, by mail, addressed to the Company at its principal office from time to time and to any other Person at such Member's address as it appears on the records of the Company from time to time, with postage thereon prepaid. Any such notice shall be deemed to have been given at the time it is deposited in the United States mail. Notice to a Person may also be given personally or by telegram or telecopy sent to such Person's address as it appears on the records of the Company. Any Person may change such Person's address as shown on the records of the Company by delivering written notice to the Company in accordance with this Section.

11.2   Governing Law; Venue. ALL MATTERS RELATING TO ARBITRATION WILL BE GOVERNED BY THE FEDERAL ARBITRATION ACT (9 U.S.C. §§ ET SEQ.). EXCEPT TO THE EXTENT PROVIDED BY THE FEDERAL ARBITRATION

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ACT, THE UNITED STATES TRADEMARK ACT OF 1946 (LANHAM ACT, 15 U.S.C. §1051 ET SEQ.) OR OTHER APPLICABLE FEDERAL LAW, THE TERMS OF THIS AGREEMENT SHALL BE INTERPRETED AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE WITHOUT REGARD TO ITS CONFLICTS OF LAWS PROVISIONS. FOR ACTIONS THAT ARE NOT SUBJECT TO MANDATORY ARBITRATION UNDER THIS SECTION, THE PARTIES HERETO SUBMIT AND IRREVOCABLY CONSENT TO THE EXCLUSIVE JURISDICTION OF THE FEDERAL AND STATE COURTS LOCATED IN DALLAS, TEXAS, AND AGREE NOT TO RAISE AND IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION BASED UPON *FORUM NON CONVENIENS* OR ANY OTHER OBJECTION SUCH PARTY MAY NOW HAVE OR HEREAFTER HAVE TO SUCH JURISDICTION OR VENUE. FURTHER, NOTHING HEREIN CONTAINED SHALL BAR THE MANAGER'S RIGHT TO OBTAIN INJUNCTIVE RELIEF AGAINST THREATENED CONDUCT THAT WILL CAUSE IRREPARABLE HARM, UNDER THE USUAL EQUITY RULES INCLUDING THE APPLICABLE RULES FOR OBTAINING SPECIFIC PERFORMANCE, RESTRAINING ORDERS AND PRELIMINARY INJUNCTIONS. EXCEPT TO THE EXTENT A PARTY SEEKS INJUNCTIVE OR OTHER EQUITABLE RELIEF TO ENFORCE PROVISIONS OF THIS AGREEMENT, ANY CONTROVERSY OR CLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE BREACH THEREOF, (A "**DISPUTE**"), SHALL BE RESOLVED BY ARBITRATION ADMINISTERED BY THE AMERICAN ARBITRATION ASSOCIATION IN ACCORDANCE WITH ITS COMMERCIAL ARBITRATION RULES (THE "**RULES**"). THE ARBITRATION SHALL BE COMMENCED BY WRITTEN REQUEST OF ANY PARTY, MADE IN ACCORDANCE WITH THE NOTICE PROVISIONS OF THIS AGREEMENT, AND SHALL BE CONDUCTED BY A SINGLE ARBITRATOR APPOINTED IN ACCORDANCE WITH THE RULES IN THE ENGLISH LANGUAGE IN DALLAS, TEXAS, IN ACCORDANCE WITH THE FEDERAL ARBITRATION ACT. THE AWARD OF THE ARBITRATOR MAY BE ENTERED IN ANY COURT OF COMPETENT JURISDICTION. THE PARTIES AGREE THAT IT IS ESSENTIAL THAT ANY DISPUTE BE RESOLVED AS RAPIDLY AS POSSIBLE. TO THAT END, THE ARBITRATOR, BY ACCEPTING APPOINTMENT, UNDERTAKES TO EXERT HIS OR HER BEST EFFORTS TO CONDUCT THE PROCESS SO AS TO ISSUE AN AWARD WITHIN THREE MONTHS OF THE APPOINTMENT OF THE ARBITRATOR, BUT FAILURE TO MEET THAT TIMETABLE SHALL NOT AFFECT THE VALIDITY OF THE AWARD. UNLESS THE PARTIES AGREE OTHERWISE AT THE TIME OF THE PROCEDURAL CONFERENCE WITH THE ARBITRATOR, THE ARBITRATION SHALL BE CONDUCTED ON THE FOLLOWING SCHEDULE: (A) THE ARBITRATOR SHALL CONVENE A PROCEDURAL CONFERENCE WITHIN ONE WEEK OF HIS OR HER APPOINTMENT, AT WHICH ALL DATES FOR THE ARBITRATION WILL BE ESTABLISHED, (B) THE PARTIES EXPECT THAT ANY ARBITRATION UNDER THIS AGREEMENT CAN BE CONDUCTED WITHOUT DISCOVERY; AT MOST, THE ARBITRATOR MAY PERMIT, FOR GOOD CAUSE SHOWN, VERY NARROW AND TARGETED REQUESTS FOR DOCUMENTS IN NO EVENT TO EXCEED THE DISCOVERY LIMITATIONS UNDER THE IBA RULES ON THE TAKING OF EVIDENCE IN INTERNATIONAL COMMERCIAL ARBITRATION, TO BE ADDRESSED BY ONE PARTY TO THE OTHER, ON A SCHEDULE TO BE SET BY THE ARBITRATOR, (C) AT THE PROCEDURAL CONFERENCE, THE ARBITRATOR SHALL FIX A DATE FOR SIMULTANEOUS SUBMISSIONS BY THE PARTIES NOT

LATER THAN THIRTY (30) DAYS AFTER THE DATE OF THE PROCEDURAL CONFERENCE; SUCH SUBMISSIONS SHALL SET FORTH THE CASE OF EACH PARTY IN THE FORM OF WRITTEN WITNESS STATEMENTS, DOCUMENTARY EVIDENCE, AND A BRIEF, (D) THE ARBITRATOR SHALL FIX A DATE FOR REPLY SUBMISSIONS BY EACH PARTY NOT LATER THAN 10 DAYS FOLLOWING THE PRINCIPAL SUBMISSIONS OF EACH PARTY, (E) THE ARBITRATOR SHALL SET A DATE FOR A HEARING OF ONE TO THREE DAYS TO PERMIT THE PARTIES TO CROSS EXAMINE WITNESSES WHOSE TESTIMONY IS PROFFERED BY ANOTHER PARTY AND TO HEAR ARGUMENT AND (F) THE ARBITRATOR SHALL ISSUE HIS OR HER AWARD WITHIN 30 DAYS OF THE HEARING. IN ANY EVENT, THE ARBITRATOR (A) SHALL PERMIT EACH SIDE NO MORE THAN TWO DEPOSITIONS (INCLUDING ANY DEPOSITIONS OF EXPERTS), WHICH DEPOSITIONS MAY NOT EXCEED FOUR HOURS EACH, ONE SET OF TEN INTERROGATORIES (INCLUSIVE OF SUB-PARTS) AND ONE SET OF FIVE DOCUMENT REQUESTS (INCLUSIVE OF SUB-PARTS), (B) SHALL NOT PERMIT ANY REQUESTS FOR ADMISSIONS, AND (C) SHALL LIMIT ANY HEARING TO, AT MOST, THREE DAYS. WITHOUT LIMITATION OF THE FOREGOING, IN THE INTEREST OF TIME, THE ARBITRATION MAY DISPENSE WITH ANY FORMAL RULES OF EVIDENCE AND ALLOW HEARSAY TESTIMONY SO AS TO LIMIT THE NUMBER OF WITNESSES REQUIRED AND ACCEPT EVIDENCE OF ASSET VALUES WITHOUT FORMAL APPRAISALS AND UPON SUCH INFORMATION PROVIDED BY THE PARTIES OR OTHER PERSONS. THE ARBITRATOR SHALL HAVE THE POWER IN THE AWARD TO ORDER EQUITABLE RELIEF, INCLUDING SPECIFIC PERFORMANCE. THE PARTIES AGREE THAT THE EXISTENCE OF ANY DISPUTE, ANY PROCEEDINGS TO RESOLVE SUCH DISPUTE, AND ALL SUBMISSIONS RECEIVED BY ANY PARTY FROM ANY OTHER PARTY IN CONNECTION WITH EITHER SHALL BE TREATED AS CONFIDENTIAL, AND SHALL NOT BE DISCLOSED TO ANY THIRD PARTY EXCEPT AS REQUIRED BY LAW, COMPELLED BY LEGAL PROCESS OR REQUIRED TO ENFORCE ANY AWARD OF THE ARBITRATOR.

11.3   **Waiver of Right to Jury Trial.** THE PARTIES SHALL, AND HEREBY DO, IRREVOCABLY WAIVE THE RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY DISPUTE, CONTROVERSY, CLAIM, OR CAUSE OF ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT (EITHER ALLEGED BREACH OR ENFORCEMENT).

11.4   **Amendments.** Provided that the Manager has obtained any necessary consent from the Requisite Holders, this Agreement may be amended by the Majority-In-Interest of the Members. Notwithstanding the foregoing, the Manager may update and amend Exhibit A, Exhibit 6.1 and Exhibit 6.4 to reflect new Members, officers or Directors. Notwithstanding the foregoing, with respect to any change, modification, or amendment to this Agreement that would change the name of the Company, reflect the issuance of additional Units which had otherwise been issued properly or admit new or substituted Members, or any other change, modification, or amendment which does not adversely affect any of the Members in any disproportionate and material respect as compared to the other Members, and any change, modification, or amendment which the Board determines is necessary or advisable to ensure that the Company is not and will not be treated as an association taxable as a corporation for federal income tax purposes or to conform with changes in applicable tax law (*provided* such changes do not have a material adverse effect on the Members), such change, modification, or amendment may be contained in a written instrument that has been duly approved by the Board, *provided* that the Board notifies the Members of such change, modification, or amendment.

11.5 Waivers. The failure of any party to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation. Each of the Members hereby irrevocably waives for the term of the Company any right that such Member may have to maintain any action for partition with respect to the Company property.

11.6 Rights and Remedies Cumulative. The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive the right to use any or all other remedies. Such rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance or otherwise.

11.7 Severability. If any provision of this Agreement or the application thereof to any Person or circumstance shall be invalid, illegal or unenforceable to any extent, the remainder of this Agreement and the application thereof shall not be affected and shall be enforceable to the fullest extent permitted by applicable law.

11.8 Heirs, Successors and Assigns. Each and all of the covenants, terms, provisions and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Agreement, their respective heirs, legal representatives, successors and assigns.

11.9 Third-Party Beneficiary; Creditors. None of the provisions of this Agreement shall be for the benefit of any third-party or creditor of the Company, or enforceable by any third-party or creditor of the Company.

11.10 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. Delivery of an executed counterpart of this Agreement by facsimile or electronic transmission shall be equally as effective as delivery of a manually executed counterpart of this Agreement.

11.11 Schedules and Exhibits. All schedules and exhibits referred to in this Agreement are hereby incorporated herein for all purposes.

11.12 Entire Agreement. This Agreement sets forth all of the promises, agreements, conditions and understandings between the parties respecting the subject matter hereof and supersedes all prior negotiations, conversations, discussions, correspondence, memoranda and agreements between the parties concerning such subject matter. The undersigned, being all the Members of the Company, hereby agree, acknowledge and certify that the foregoing Agreement constitutes the sole and entire Agreement of the Company, unanimously adopted by the Members of the Company as of the date first written above.

11.13 Community Property.

(a) No married Member shall take an action that seeks to expand the community property or other rights of the spouse of such Member beyond the rights granted to the spouse pursuant to the Act or other applicable law in a manner that adversely affects the rights of any other Member hereunder. Each Member that is natural person agrees to notify the Company in writing promptly, and in any event not later than 10 days after the occurrence of a Community Property Event. Any spouse of a Member who directly or indirectly obtains any Units pursuant to a Community Property Event, shall not be directly or indirectly admitted to the Company as a substitute Member, and shall not have, directly or indirectly the management rights and/or approval rights, as appropriate, of a Member under this Agreement, including the right to vote on Company actions or propose or approve Company actions. Generally, the provisions of Section 11.13 shall control the rights of a party who succeeds to all or part of the economic interest in the Company of a Member.

(b) By execution of the Spousal Consent set forth on Exhibit 11.13, the spouse of each Member joins in the execution of this Agreement to evidence his or her knowledge of its existence, and his or her agreement to the provisions of this Agreement and any amendment hereof, thereby binding his or her community interest and all other interests of him or her, if any, to the terms of this Agreement. The spouse of the Member has been encouraged to secure separate counsel to review this Agreement and has either done so or has chosen not to do so in his or her sole discretion. Accordingly, the spouse of the Member agrees that upon the occurrence of an event requiring the transfer or forfeiture of his or her spouse's profits interest under this Agreement, the covenants made in this Agreement shall be, and hereby are, accepted as binding on him or her individually and upon all persons ever to claim under him or her.

(c) The execution and delivery to the Company of the Spousal Consent set forth on Exhibit 11.13 by the spouse of each Member that is a natural person is a condition to the admission of the related Members as members of the Company.

[Signature Pages Follow.]

This Agreement of the Company is executed and entered as of the Effective Date.

COMPANY:

Combat Flip Flops, LLC
a Delaware limited liability company

By: Matthew Griffin
Name: Matthew Griffin
Title: CEO

This Agreement of the Company is executed and entered as of the Effective Date.

RADICAL INVESTMENTS LP,
a Delaware limited partnership

By: Radical Investments Management LLC,
a Delaware limited liability company,
its general partner

By: _____
Name: Robert Hart
Title: Executive Vice President
Secretary & General Counsel

This Agreement of the Company is executed and entered as of the Effective Date.

TA Group Holdings, LLC,
a Washington limited liability company

DocuSigned by:
John Sercu
By: A9D802D6550348A...________________
Name: John Sercu________________
Title: CEO____________________

This Agreement of the Company is executed and entered as of the Effective Date.

Mathew Griffin:

DocuSigned by:
Matthew Griffin
D510FDF04F7B4BF...

This Agreement of the Company is executed and entered as of the Effective Date.

Donald Lee:

DocuSigned by:

Donald Lee

12CD039A3BE443D

This Agreement of the Company is executed and entered as of the Effective Date.

Andy Sewrey:

DocuSigned by:
Andrew Sewrey
19A7F59D73DC401...

This Agreement of the Company is executed and entered as of the Effective Date.

Sam Work:

DocuSigned by:

_____
3C524174A90D4DD...

This Agreement of the Company is executed and entered as of the Effective Date.

Sheryl Tullis:

Sheryl Tullis

[LLC AGREEMENT SIGNATURE PAGE]

EXHIBIT A

MEMBERS; UNITS PERCENTAGE

Member	Type of Units	Number of Units	%
Sheryl Tullis	Common	267,817	2.6782%
Sam Work	Common	214,254	2.1425%
Mathew Griffin	Common	3,391,574	33.9157%
Andy Sewrey	Common	2,061,545	20.6154%
Donald Lee	Common	1,197,026	11.9703%
TA Group Holdings, LLC	Common	1,258,626	12.5863%
TA Group Holdings, LLC	Series Seed	609,158	6.0916%
Radical Investments LP*	Series Seed	1,000,000	10.00%
		10,000,000	

* assumes immediate conversion of the convertible promissory note as of the date hereof.

EXHIBIT 1.1

DEFINED TERMS

The following terms used in this Agreement shall have the following meanings:

"*Act*" has the meaning set forth in the Preliminary Statements.

"*Agreement*" has the meaning set forth in the preamble.

"*Affected Member*" has the meaning set forth in Section 9.4.

"*Affiliate*" means, with respect to any Person, any other Person who, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such Person. For purposes of this definition, "control," when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

"*Assets*" has the meaning set forth in Section 4.1.

"*Available Cash*" means, at any date, the amount of the Company's cash on hand that the Manager reasonably determines is available for distribution to the Members after taking into account all debts, liabilities, and obligations of the Company, and any contingency reserves established by the Manager.

"*Board*" has the meaning set forth in Section 6.1.

"*Business*" has the meaning set forth in Section 4.1.

"*Certificate*" has the meaning set forth in Section 2.1.

"*Capital Account*" has the meaning set forth in Section 4.5(a).

"*Capital Contribution*" means any contribution to the capital of the Company by a Member in cash, property or services, or a binding obligation to contribute cash, property or services, whenever made.

"*Carrying Value*" means, with respect to any asset, the asset's adjusted basis for United States federal income tax purposes, except as follows:

(a)   The initial Carrying Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset on the date of the contribution.

(b)   The Carrying Values of all Company assets shall be adjusted to equal their respective gross fair market values as of the following times: (i) the acquisition of an additional interest in the Company after the date hereof by a new or existing Member in exchange for more than a *de minimis* Capital Contribution, if the

Exhibit 1.1

Manager reasonably determines that such adjustment is necessary or appropriate to reflect the relative economic interests of the Members in the Company; (ii) the grant of an interest in the Company (other than a *de minimis* interest) as consideration for the provision of services to or for the benefit of the Company by an existing or a new Member acting in a "partner capacity," or in anticipation of becoming a "partner" (in each case within the meaning of Treasury Regulations Section 1.704-1(b)(2)(iv)*(d)*); (iii) the distribution by the Company to a Member of more than a *de minimis* amount of Company property as consideration for an interest in the Company, if the Manager reasonably determines that such adjustment is necessary or appropriate to reflect the relative economic interests of the Members in the Company; (iv) the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)*(g)*; (v) immediately prior to a distribution pursuant to Section 5.2, if the Manager reasonably determines that such adjustment is necessary or appropriate to reflect the relative economic interests of the Members in the Company; and (vi) such other times as the Manager shall reasonably determine to be necessary or advisable.

(c)   The Carrying Value of any Company asset distributed to a Member shall be the gross fair market value of such asset on the date of distribution.

(d)   The Carrying Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Section 734(b) or Section 743(b) of the Code, but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)*(m)*; provided, however, that Carrying Values shall not be adjusted pursuant to this subparagraph (d) to the extent that the Manager determines that an adjustment pursuant to subparagraph (b) of this definition of Carrying Value is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subparagraph (d).

(e)   With respect to any asset that has a Carrying Value that differs from its adjusted tax basis, Carrying Value shall be adjusted by the amount of Depreciation rather than any other depreciation, amortization or other cost recovery method.

"*Change of Control*" means: (a) the sale of all or substantially all of the consolidated assets of the Company to a Third Party Purchaser; (b) a sale resulting in no less than a majority of the Units on a Fully Diluted Basis being held by a Third Party Purchaser; or (c) a merger, consolidation, recapitalization or reorganization of the Company with or into a Third Party Purchaser that results in the inability of the then current Majority-In-Interest of the Members to designate or appoint the Manager.

"*Code*" means the Internal Revenue Code of 1986 or corresponding provisions of subsequent superseding federal revenue laws.

"*Common Units*" means the Common Units described in Exhibit 4.2.

Exhibit 1.1

"*Company*" has the meaning set forth in the preamble.

"*Company Minimum Gain*" has the meaning set forth for "partnership minimum gain" in Treasury Regulations Sections 1.704-2(b)(2) and 1.704-2(d).

"*Community Property Event*" means, with respect to any Member that is a natural person, any event (including, without limitation, events related to death of a spouse or divorce of a Member) that results in that Member no longer having full and exclusive voting and investment power with respect to his or her Units. Each Member that is natural person agrees to notify the Company in writing promptly, and in any event not later than ten days after the occurrence of a Community Property Event.

"*Contingency Event*" has the meaning set forth in Exhibit 4.2.

"*Conversion Ratio*" has the meaning set forth in Exhibit 4.2.

"*Conversion Rights*" has the meaning set forth in Exhibit 4.2.

"*Conversion Time*" has the meaning set forth in Exhibit 4.2.

"*Covered Person*" has the meaning set forth in Section 6.10(a).

"*Director*" has the meaning set forth in Section 6.1.

"*Depreciation*" means, for each taxable year, an amount equal to the depreciation, amortization or other cost recovery deduction allowable with respect to an asset for such taxable year, except that if the Carrying Value of an asset of the Company differs from its adjusted basis for federal income tax purposes at the beginning of such taxable year, Depreciation shall be an amount which bears the same ratio to such beginning Carrying Value as the federal income tax depreciation, amortization or other cost recovery deduction for such taxable year bears to such beginning adjusted tax basis; provided, that if the adjusted basis for federal income tax purposes of an asset of the Company at the beginning of such taxable year is zero, Depreciation shall be determined with reference to such beginning Carrying Value using any reasonable method selected by the Members.

"*Disability Event*" means, with respect to a Member, the entry by a court of competent jurisdiction adjudicating such Member incompetent to manage his or her person or estate.

"*Dispute*" has the meaning set forth in Section 11.2.

"*Drag-along Member*" has the meaning set forth in Section 9.2(a).

"*Drag-along Notice*" has the meaning set forth in Section 9.2(c).

"*Drag-along Sale*" has the meaning set forth in Section 9.2(a).

"*Dragging Member*" has the meaning set forth in Section 9.2(a).

"*Effective Date*" has the meaning set forth in the preamble.

Exhibit 1.1

"*Estate Planning Entity*" means, with respect to a Member, any trust or other entity created during an individual's life that controlled by or for the benefit of such Member or a member of such Member's family or charity, in each case established for estate planning purposes, such as a living trust, limited partnership or limited liability company.

"*Founder*" means each of the following: Matthew Griffin, Donald Lee and, Andrew Sewrey.

"*Fully Diluted Basis*" means, as of any date of determination, (a) with respect to all the Units, all issued and outstanding Units of the Company and all Units issuable upon the exercise of any outstanding Unit Equivalents as of such date, whether or not such Unit Equivalent is at the time exercisable, or (b) with respect to any specified type, class or series of Units, all issued and outstanding Units designated as such type, class or series and all such designated Units issuable upon the exercise of any outstanding Unit Equivalents as of such date, whether or not such Unit Equivalent is at the time exercisable.

"*Majority-In-Interest of the Members*" means any Member(s) having more than fifty percent (50%) of the Units of all Members.

"*Manager*" means the Board.

"*Mandatory Conversion Time*" has the meaning set forth in Exhibit 4.2.

"*Member*" means: (a) each Person identified on Exhibit A as of the Effective Date and who has executed this Agreement or a counterpart thereof; and (b) each Person who is hereafter admitted as a Member in accordance with the terms of this Agreement and the Act, in each case so long as such Person is shown on the Company's books and records as the owner of one or more Units. The Members shall constitute the "members" (as that term is defined in the Act) of the Company.

"*Membership Interest*" means the entire ownership interest of a Member in the Company at any particular time, including the right of such Member to any and all benefits to which such Member may be entitled under this Agreement and, subject to any and all overriding provisions of this Agreement, the Act.

"*Member Nonrecourse Deductions*" has the meaning set forth for "partner nonrecourse deductions" in Treasury Regulations Section 1.704-2(i).

"*Member Nonrecourse Debt*" has the meaning set forth for "partner nonrecourse debt" in Treasury Regulations Section 1.704-2(b)(4).

"*Member Nonrecourse Debt Minimum Gain*" has the meaning set forth in Treasury Regulations Section 1.704-2(i)(2) (determined by substituting "Member" for "partner").

"*Net Profits*" and "*Net Losses*" mean, for each taxable year of the Company (or other period for which Net Profits or Net Losses must be computed), the Company's taxable income or loss determined in accordance with Section 703(a) of the Code, with the following adjustments:

Exhibit 1.1

(a)   any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Net Profits or Net Losses pursuant to this definition shall be added to such taxable income or loss;

(b)   gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes will be computed by reference to the Carrying Value of the property, notwithstanding that the adjusted tax basis of the property differs from its Carrying Value;

(c)   in lieu of depreciation, amortization and other cost recovery deductions taken into account in computing taxable income or loss, there will be taken into account Depreciation for the taxable year or other period;

(d)   if the Carrying Value of any Company asset is adjusted pursuant to the definition of Carrying Value, the amount of such adjustment will be taken into account as gain or loss from disposition of the asset for purposes of computing Net Profits or Net Losses;

(e)   any items that are specially allocated pursuant to Section 5.1(b) shall not be taken into account in computing Net Profits or Net Losses;

(f)   to the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Section 734(b) or 743(b) of the Code is required pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)*(m)* to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member's interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Net Profits or Net Losses; and

(g)   any expenditure of the Company described in Section 705(a)(2)(B) of the Code (or treated as such under Treasury Regulations Section 1.704-1(b)(2)(iv)(*i*)) and not otherwise taken into account in computing Net Profits or Net Losses pursuant to this definition shall be deducted from such taxable income or loss.

"*New Equity Securities*" shall mean any authorized but unissued Units and any Unit Equivalents convertible into Units, exchangeable or exercisable for Units, or providing a right to subscribe for, purchase or acquire Units; provided that, this shall include Units or Unit Equivalents issued or sold by the Company in connection with: (a) a grant to any existing or prospective manager, officer or other service providers pursuant to any incentive plan or other compensation agreement; (b) the conversion or exchange of any securities of the Company into Units, or the exercise of any warrants or other rights to acquire Units; (c) any acquisition by the Company of any equity interests, assets, properties or business of any Person; (d) any merger, consolidation or other business combination involving the Company; (e) the commencement of any public offering or any transaction or series of related transactions involving a Change of Control; (f) a joint venture, strategic alliance or other commercial relationship with any Person

Exhibit 1.1

(including Persons that are customers, suppliers and strategic partners of the Company) relating to the operation of the Company's business and not for the primary purpose of raising equity capital; or (g) any office lease or equipment lease or similar equipment financing transaction in which the Company obtains from a lessor or vendor the use of such office space or equipment for its business.

"***Nonrecourse Deductions***" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(1).

"***Original Issue Date***" has the meaning set forth in Exhibit 4.2.

"***Person***" means any natural person or any general partnership, limited partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative or other association, and the heirs, executors, administrators, legal representatives, successors, and assigns of such Person where the context so admits.

"***Qualified Public Offering***" means the sale, in a firm commitment underwritten public offering led by a nationally recognized underwriting firm pursuant to an effective registration statement under the Securities Act, of Units (or common stock of the Company or an IPO Entity) having an aggregate offering value (net of underwriters' discounts and selling commissions) of at least $10,000,000, following which at least 10% of the total Units (or common stock of the Company or an IPO Entity) on a Fully Diluted Basis shall have been sold to the public and shall be listed on any national securities exchange or quoted on the NASDAQ Stock Market System.

"***Requisite Holders***" means the holders of at least a majority of the outstanding Series Seed Preferred Units (voting as a single class on an as-converted basis).

"***Restricted Units***" means Units that, in addition to the restrictions generally applicable to the Units as set forth in this Agreement, are subject to vesting, restriction and termination and to such other terms and conditions as are set forth in the applicable incentive plan and grant agreement.

"***Rules***" has the meaning set forth in Section 11.2.

"***Securities Act***" means the U.S. Securities Act of 1933, as amended.

"***Series Seed Preferred Units***" means the Series Seed Preferred Units described in Exhibit 4.2.

"***Tax Matters Member***" has the meaning set forth in Section 8.4(a).

"***Third Party Purchaser***" means any Person who, immediately prior to the contemplated transaction, (a) does not directly or indirectly own or have the right to acquire any outstanding Units (or applicable Unit Equivalents), (b) is not a permitted transferee of any Person who directly or indirectly owns or has the right to acquire any Units (or applicable Unit Equivalents), or (c) is a publically traded entity.

"***Transfer***" has the meaning set forth in Section 9.1(a).

Exhibit 1.1

"***Treasury Regulations***" means the regulations, including temporary regulations, promulgated by the United States Treasury Department under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"***Unit***" means units of ownership in the Company, which shall evidence the membership interests (and shall quantify the voting rights) of the Members. Units are either "Series Seed Preferred Units" or "Common Units," and each Member's allocation of Series Seed Preferred Units and Common Units is listed opposite the name of such Member on Exhibit A attached hereto.

"***Unit Equivalents***" means any security or obligation that is by its terms, directly or indirectly, convertible into, exchangeable or exercisable for Units, and any option, warrant or other right to subscribe for, purchase or acquire Units.

Exhibit 1.1

EXHIBIT 4.2

UNITS

The following is a statement of the designations and the rights, powers and privileges, and the qualifications, limitations or restrictions thereof, in respect of each class of Membership Interest of the Company.

A.   COMMON UNITS

1.   General. The voting, dividend and liquidation rights of the holders of the Common Units are subject to and qualified by the rights, powers and privileges of the holders of the Series Seed Preferred Units set forth in this Exhibit 4.2.

2.   Voting. The holders of the Common Units are entitled to one vote for each Common Unit held at all meetings of Members (and written actions in lieu of meetings).

B.   SERIES SEED PREFERRED UNITS

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Series Seed Preferred Units. Unless otherwise indicated, references to "Sections" in this Part B of this Exhibit 4.2 refer to sections of this Part B.

1.   Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales.

1.1   Payments to Holders of Series Seed Preferred Units. The "*Original Issue Price*" means the amount per Series Seed Preferred Unit paid by the applicable Member. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Units by reason of their ownership thereof, the holders of Series Seed Preferred Units then outstanding must be paid out of the funds and assets available for distribution to its Members, an amount per Unit equal to the greater of (a) the Original Issue Price for such Series Seed Preferred Unit, plus any dividends declared but unpaid thereon, or (b) such amount per Series Seed Preferred Unit as would have been payable had all Series Seed Preferred Units been converted into Common Units pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Company, the funds and assets available for distribution to the Members of the Company are insufficient to pay the holders of Series Seed Preferred Units the full amount to which they are entitled under this Section 1.1, the holders of Series Seed Preferred Units will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the Series Seed Preferred Units held by them upon such distribution if all amounts payable on or with respect to such Series Seed Preferred Units were paid in full.

Exhibit 4.2

1.2   Payments to Holders of Common Units. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Company, after the payment of all preferential amounts required to be paid to the holders of Series Seed Preferred Units as provided in Section 1.1, the remaining funds and assets available for distribution to the Members of the Company will be distributed among the holders of Common Units, pro rata based on the number of Common Units held by each such holder.

1.3   Deemed Liquidation Events.

1.3.1   Definition. Each of the following events is a *"Deemed Liquidation Event"* unless the Requisite Holders elect otherwise by written notice received by the Company at least five (5) days prior to the effective date of any such event:

(a)   a merger or consolidation in which (i) the Company is a constituent party or (ii) a subsidiary of the Company is a constituent party and the Company issues equity pursuant to such merger or consolidation, except any such merger or consolidation involving the Company or a subsidiary in which the equity of the Company outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all Common Units issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding Common Units are converted or exchanged; or

(b)   the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all the assets of the Company and its subsidiaries taken as a whole, or, if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Company, except where such sale, lease, transfer or other disposition is to the Company or one or more wholly owned subsidiaries of the Company.

1.3.2   Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the Members of the Company upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such Members by the Company or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

Exhibit 4.2

2.   **Voting.** On any matter presented to the Members of the Company for their action or consideration at any meeting of Members of the Company (or by written consent of Members in lieu of meeting), each holder of Series Seed Preferred Units shall be entitled to cast the number of votes equal to the number of Common Units into which the Series Seed Preferred Units held by such holder are convertible as of the record date for determining Members entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all Common Units into which Series Seed Preferred Units held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Agreement, holders of Series Seed Preferred Units shall vote together with the holders of Common Units as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Units, and shall be entitled, notwithstanding any provision hereof, to notice of any Members' meeting in accordance with this Agreement.

3.   **Conversion.** The holders of the Series Seed Preferred Units shall have conversion rights as follows (the "*Conversion Rights*"):

3.1   Right to Convert.

3.1.1   Conversion Ratio. Each Series Seed Preferred Unit shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable Common Units as is determined by the Conversion Ratio (as defined below). The "*Conversion Ratio*" shall initially equal 1:1 or one Series Seed Preferred Unit to one Common Unit and shall be subject to adjustment, from time to time, as provided below.

3.1.2   Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event (as defined therein), in the event of a reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up of the Company, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Series Seed Preferred Units.

3.2   Fractional Units. No fractional Common Units shall be issued upon conversion of the Series Seed Preferred Units. In lieu of any fractional Units to which the holder would otherwise be entitled, the Company shall pay cash equal to such fraction multiplied by the fair market value of a Common Unit as determined in good faith by the Board. Whether or not fractional Common Units would be issuable upon such conversion shall be determined on the basis of the total number of Series Seed Preferred Units the holder is at the time converting into Common Units and the aggregate number of Common Units issuable upon such conversion.

3.3   Mechanics of Conversion.

Exhibit 4.2

3.3.1 <u>Notice of Conversion.</u> In order for a holder of Series Seed Preferred Units to voluntarily convert Series Seed Preferred Units into Common Units, such holder shall surrender the certificate or certificates, if any, for such Series Seed Preferred Units (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Company to indemnify the Company against any claim that may be made against the Company on account of the alleged loss, theft or destruction of such certificate) (or, if such Series Seed Preferred Units are un-certificated, the notice shall contain a statement indicating how the Company shall amend <u>Exhibit A</u> hereto upon the applicable conversion), at the office of the transfer agent for the Series Seed Preferred Units (or at the principal office of the Company if the Company serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the Series Seed Preferred Units represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent (a "*Contingency Event*"). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for Common Units to be issued. If required by the Company, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Company, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Company if the Company serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) shall be the time of conversion (the "*Conversion Time*"), and the Common Units issuable upon conversion of the Series Seed Preferred Units represented by such certificate shall be deemed to be outstanding of record as of such time. The Company shall, as soon as practicable after the Conversion Time, (a) issue (if applicable) and deliver to such holder of Series Seed Preferred Units, or to such holder's nominees, a certificate or certificates for the number of Common Units issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the Series Seed Preferred Units represented by the surrendered certificate that were not converted into Common Units, or, if applicable, (or, if such Series Seed Preferred Units are un-certificated, the Company shall amend <u>Exhibit A</u> hereto upon the applicable conversion), (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a Common Unit otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on Series Seed Preferred Units converted.

3.3.2 <u>Reserved.</u>

3.3.3 <u>Effect of Conversion.</u> All Series Seed Preferred Units that shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such Units shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive Common Units in exchange therefor, to receive payment in lieu of any fraction of a Common Unit otherwise issuable upon such conversion as provided in Section 3.2 and to receive payment of any dividends declared but unpaid thereon. Any Series Seed Preferred Units so converted shall be retired and cancelled and may not be reissued.

Exhibit 4.2

3.3.4　No Further Adjustment.　Upon any conversion of Series Seed Preferred Units, no adjustment to the Conversion Ratio of the applicable series of Series Seed Preferred Units shall be made with respect to the converted Common Units for any declared but unpaid dividends on such series of Series Seed Preferred Units or on the Common Units delivered upon conversion.

3.4　Adjustment for Unit Splits and Combinations.　If the Company shall at any time or from time to time after the date on which the first Series Seed Preferred Unit is issued by the Company (such date referred to herein as the "*Original Issue Date*" for such series of Series Seed Preferred Units) effect a subdivision of the outstanding Common Units, the Conversion Ratio for such series of Series Seed Preferred Units in effect immediately before that subdivision shall be proportionately increased so that the number of Common Units issuable on conversion of each Series Seed Preferred Unit shall be increased in proportion to such increase in the aggregate number of Common Units outstanding.　If the Company shall at any time or from time to time after the Original Issue Date for the Series Seed Preferred Units combine the outstanding Common Units, the Conversion Ratio for such Series Seed Preferred Units in effect immediately before the combination shall be proportionately decreased so that the number of Common Units issuable on conversion of each Series Seed Preferred Unit shall be decreased in proportion to such decrease in the aggregate number of Common Units outstanding.　Any adjustment under this Section 3.4 shall become effective at the close of business on the date the subdivision or combination becomes effective.

3.5　Adjustment for Certain Dividends and Distributions.　In the event the Company at any time or from time to time after the Original Issue Date for the Series Seed Preferred Units shall make or issue, or fix a record date for the determination of holders of Common Units entitled to receive, a dividend or other distribution payable on the Common Units in additional Common Units, then and in each such event the Conversion Ratio for the Series Seed Preferred Units in effect immediately before such event shall concurrently with the effectiveness of such event, be proportionately decreased or increased, as appropriate in order to ensure that the pro rata ownership of the Company by the holder of such Series Seed Preferred Units is not affected thereby.　Notwithstanding the foregoing, (i) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Ratio shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Ratio shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such Series Seed Preferred Units simultaneously receive a dividend or other distribution of Common Units in a number equal to the number of Common Units that they would have received if all outstanding Series Seed Preferred Units had been converted into Common Units on the date of such event.

3.6　Adjustments for Other Dividends and Distributions.　In the event the Company at any time or from time to time after the Original Issue Date for the Series Seed Preferred Units shall make or issue, or fix a record date for the determination of holders of Common Units entitled to receive, a dividend or other distribution payable in securities of the Company (other than a distribution of Common Units in respect of outstanding Common Units), then and in each such event the holders of such Series Seed Preferred Units shall receive,

Exhibit 4.2

simultaneously with the distribution to the holders of Common Units, a dividend or other distribution of such securities in an amount equal to the amount of such securities as they would have received if all outstanding Series Seed Preferred Units had been converted into Common Units on the date of such event.

3.7   Adjustment for Reclassification, Exchange and Substitution.   If at any time or from time to time after the Original Issue Date for the Series Seed Preferred Units the Common Units issuable upon the conversion of such Series Seed Preferred Units is changed into the same or a different number of membership interests of any class or classes of membership interest of the Company, whether by recapitalization, reclassification, or otherwise (other than by a split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8), then in any such event each holder of such Series Seed Preferred Units shall have the right thereafter to convert such Series Seed Preferred Units into the kind and amount of equity and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of Common Units into which such Series Seed Preferred Units could have been converted immediately prior to such recapitalization, reclassification or change.

3.8   Adjustment for Merger or Consolidation.   If there shall occur any consolidation or merger involving the Company in which the Common Units (but not the Series Seed Preferred Units) are converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, provision shall be made that each Series Seed Preferred Unit shall thereafter be convertible, in lieu of the Common Unit into which it was convertible prior to such event, into the kind and amount of securities, cash or other property which a holder of the number of Common Units of the Company issuable upon conversion of Series Seed Preferred Units immediately prior to such consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such Series Seed Preferred Units, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Ratio of such Series Seed Preferred Units) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such Series Seed Preferred Units.

3.9   Certificate as to Adjustments.   Upon the occurrence of each adjustment or readjustment of the Conversion Ratio of the Series Seed Preferred Units pursuant to this Section 3, the Company, at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of such Series Seed Preferred Units a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such Series Seed Preferred Units are convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, as promptly as reasonably practicable after the written request at any time of any holder of any Series Seed Preferred Units (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Ratio of such Series Seed

Exhibit 4.2

Preferred Units then in effect and (b) the number of Common Units and the amount, if any, of other securities, cash or property which then would be received upon the conversion of such Series Seed Preferred Units.

3.10   Mandatory Conversion. Upon either (a) the closing of the sale of equity of the Company to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "*Mandatory Conversion Time*"), (i) all outstanding Series Seed Preferred Units shall automatically be converted into Common Units, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with this Section 3 and (ii) such Units may not be reissued by the Company.

3.11   Procedural Requirements. All holders of record of Series Seed Preferred Units shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such Series Seed Preferred Units pursuant to Section 3.10. Unless otherwise provided in this Agreement, such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of Series Seed Preferred Units shall surrender such holder's certificate or certificates, if any, for all such Series Seed Preferred Units (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Company to indemnify the Company against any claim that may be made against the Company on account of the alleged loss, theft or destruction of such certificate) to the Company at the place designated in such notice, and shall thereafter receive certificates, if applicable, for the number of Common Units to which such holder is entitled pursuant to this Section 3, (or, if such Series Seed Preferred Units are un-certificated, the Company shall amend Exhibit A hereto upon the applicable conversion). If so required by the Company, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Company, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Series Seed Preferred Units converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Units), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement), if applicable, for Series Seed Preferred Units, the Company shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of Common Units issuable on such conversion in accordance with the provisions hereof (or, if such Series Seed Preferred Units are un-certificated, the Company shall amend Exhibit A hereto upon the applicable conversion), together with cash as provided in Section 3.2 in lieu of any fraction of a Common Unit otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the Series Seed Preferred Units converted. Such converted

Exhibit 4.2

Series Seed Preferred Units shall be retired and cancelled and may not be reissued, and the Company may thereafter take such appropriate action (without the need for Member action) as may be necessary to reduce the authorized number of Series Seed Preferred Units (and the applicable series thereof) accordingly.

4. **Dividends.** All dividends shall be declared pro rata on the Common Units and the Series Seed Preferred Units on a pari passu basis according to the number of Common Units held by such holders. For this purpose each holder of Series Seed Preferred Units is to be treated as holding the greatest whole number of Common Units then issuable upon conversion of all Series Seed Preferred Units held by such holder pursuant to Section 3.

5. **Redeemed or Otherwise Acquired Units.** Any Series Seed Preferred Units that are redeemed or otherwise acquired by the Company or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Company nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series Seed Preferred Units following redemption.

6. **Waiver.** Any of the rights, powers, privileges and other terms of the Series Seed Preferred Units set forth herein may be waived prospectively or retrospectively on behalf of all holders of Series Seed Preferred Units by the affirmative written consent or vote of the holders of the Requisite Holders.

7. **Notice of Record Date.** In the event:

(a) the Company shall take a record of the holders of its Common Units (or other equity or securities at the time issuable upon conversion of the Series Seed Preferred Units) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any equity or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Company, any reclassification of the Common Units of the Company, or any consolidation, transfer, or merger of the Company; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Company,

then, and in each such case, the Company will send or cause to be sent to the holders of the Series Seed Preferred Units a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Units (or such other equity or securities at the time issuable upon the conversion of the Series Seed Preferred Units) shall be entitled to exchange their Common Units (or such other equity or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger,

Exhibit 4.2

transfer, dissolution, liquidation or winding-up, and the amount per Unit and character of such exchange applicable to the Series Seed Preferred Units and the Common Units. Such notice shall be sent at least 20 days prior to the earlier of the record date or effective date for the event specified in such notice.

8. **Notices.** Except as otherwise provided herein, any notice required or permitted by the provisions of this Exhibit 4.2 to be given to a holder of Series Seed Preferred Units shall be mailed, postage prepaid, to the post office address last shown on the records of the Company, or given by electronic communication in compliance with the provisions of the Act, and shall be deemed sent upon such mailing or electronic transmission.

Exhibit 4.2

EXHIBIT 6.1

DIRECTORS

The following person(s) are initially elected as Directors of the Board of the Company:

Matthew Griffin
Andy Sewrey
Donald Lee
John Sercu
Casey Stenzel
[Reserved for appointment by holders of Series Seed Preferred Units]

Exhibit 6.1

EXHIBIT 6.4

OFFICERS

The following person(s) are elected as officers of the Company:

Name of Officer	Title
Matthew Griffin	Chief Executive Officer
Andy Sewrey	President,
Donald Lee	CMO
Casey Stenzel	CFO

The President and Chief Executive Officer shall have the power and authority generally conferred upon a president of a corporation and such officer hereby is authorized and empowered to take, or cause to be taken, any actions as may be appropriate for a president of a corporation and to execute, file and deliver, or cause to be filed or delivered, for, in the name of and on behalf of the Company, all instruments, agreements and documents as may be appropriate for a president of a corporation.

Exhibit 6.4

EXHIBIT 9.1

NEW MEMBER'S CONSENT

The undersigned agrees to be bound as a Member by the terms of the Amended and Restated Limited Liability Company Agreement of Combat Flip Flops, LLC as if the undersigned was a signatory thereof.

DocuSigned by:
Matthew Griffin
D510FDF04F784BF...
(Signature)

Name: _Matthew Griffin__________________

Date: ________________________________

Exhibit 9.1

EXHIBIT 9.1

NEW MEMBER'S CONSENT

The undersigned agrees to be bound as a Member by the terms of the Amended and Restated Limited Liability Company Agreement of Combat Flip Flops, LLC as if the undersigned was a signatory thereof.

_____
(Signature)

Name: _____

Date: _____

Exhibit 9.1

EXHIBIT 11.13

SPOUSE'S AGREEMENT

The undersigned, being the spouse of ___Matt Griffin_____________ agrees to be bound by the provisions of this Amended and Restated Limited Liability Company Agreement of Combat Flip Flops, LLC, to the extent applicable to the undersigned (including Section 11.13).

DocuSigned by:

38D2688CA092406

(Signature)

Name: ___Michele Griffin_______________

Date: ___________________________________

Exhibit 11.13

EXHIBIT 11.13

SPOUSE'S AGREEMENT

The undersigned, being the spouse of ___Andy Sewrey_____ agrees to be bound by the provisions of this Amended and Restated Limited Liability Company Agreement of Combat Flip Flops, LLC, to the extent applicable to the undersigned (including <u>Section 11.13</u>).

DocuSigned by:

(Signature)

Name: ___Kristy Sewrey_____

Date: _____

Exhibit 11.13

EXHIBIT 11.13

SPOUSE'S AGREEMENT

The undersigned, being the spouse of __Donald Lee_____ agrees to be bound by the provisions of this Amended and Restated Limited Liability Company Agreement of Combat Flip Flops, LLC, to the extent applicable to the undersigned (including Section 11.13).

DocuSigned by:

Maria Lee

DF799AD17FA14B1
_____
(Signature)

Name: ___Maria Lee_____

Date: _____

Exhibit 11.13

EXHIBIT 11.13

SPOUSE'S AGREEMENT

The undersigned, being the spouse of ____Sheryl Tullis_____ agrees to be bound by the provisions of this Amended and Restated Limited Liability Company Agreement of Combat Flip Flops, LLC, to the extent applicable to the undersigned (including Section 11.13).

DocuSigned by:

Steve Tullis

—7C3FAE86F3914AD—

(Signature)

Name: __Steve Tullis_____

Date: _____

Exhibit 11.13

EXHIBIT 11.13

SPOUSE'S AGREEMENT

The undersigned, being the spouse of _____ agrees to be bound by the provisions of this Amended and Restated Limited Liability Company Agreement of Combat Flip Flops, LLC, to the extent applicable to the undersigned (including Section 11.13).

_____
(Signature)

Name: _____

Date: _____

Exhibit 11.13